

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Via E-mail
Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway, 6th Floor
New York, NY 10012

      Re: **Take-Two Interactive Software, Inc.**
              Form 10-K for Fiscal Year Ended March 31, 2013
              Filed May 14, 2013
              File No. 001-34003

Dear Ms. Goldstein:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Collins

                    Kathleen Collins
                    Accounting Branch Chief

Cc: Via E-mail
       Seth Krauss – Take-Two Interactive Software, Inc.
       Adam Turteltaub, Esq. – Willkie Farr & Gallagher LLP